Exhibit 99.3

September 9, 2005

Craig O. Morrison, Chairman of the Board

Hexion Specialty Chemicals, Inc.

180 East Broad Street

Columbus, Ohio 43215

Dear Craig:

As we have discussed, I have agreed to serve as a member of the Board of Directors of Hexion Specialty Chemicals, Inc., a New Jersey corporation (the “Company”), and as a member of any committee(s) of the Board of Directors to which I am named. I understand I will be elected a director of the Company shortly prior to the Company’s initial public offering of its common stock and convertible perpetual preferred stock. I consent to being named as a future Board member and member of any committee(s) of the Board to which I am named in the Form S-1 registration statement and any amendments thereto filed in connection with the Company’s initial public offering.

Very truly yours,

/s/ David C. House
David C. House